Via Facsimile and U.S. Mail
Mail Stop 4720

October 13, 2009

Lequn Huang
President and Director
Sinobiopharma, Inc.
8 Zhong Tian Road
Nantong City, Jiangsu Province
China 226009

Re: Sinobiopharma, Inc.
      Item 4.01 Form 8-K filed September 29, 2009
      File No. 333-144910

Dear Mr. Huang:

        We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

                                        Sincerely,

                                        Sasha Singh Parikh
                                        Staff Accountant